

Alan Pagni · 3rd

Senior Application Development Engineer at Materia

Greater Los Angeles Area · 347 connections · **Contact info**

 **Materia**

 **University of Oregon**

Experience



Senior Application Development Engineer
Materia
Oct 2018 – Present · 1 yr 11 mos
Pasadena, CA

Formulation and process design for novel thermoset systems serving oil and gas, wind energy, injection molding, and composite applications.



General Plastics Mfg. Co.
5 yrs 6 mos



Senior Product Development Scientist
Sep 2014 – Feb 2018 · 3 yrs 6 mos
Tacoma, WA

Designed and developed new materials and systems for a variety of applications including aerospace, telecom, automotive, marine, oil/gas, and nuclear power.

Headed efforts through all stages of product life cycle. Led cross functional teams in ...see mor



Supervising Product Development Chemist
Sep 2012 – Sep 2014 · 2 yrs 1 mo
Tacoma, WA

Led our technical team of scientists and engineers in the development of new products and management of current processes. Responsibilities included design/development, formulation, characterization, process development/manufacturing engineering, process optimization, and continuous improvement.



Product Development Chemist
Willamette Valley Company
Jan 2004 – Aug 2012 · 8 yrs 8 mos
Eugene, Oregon Area

Designed and formulated polymeric coating, binder, adhesive, and elastomer systems for engineered wood products, textiles, infrastructure engineering/remediation, and architectural applications. Responsible for managing all stages of a product's life cycle.

Education



University of Oregon
Master of Science - MS, Polymer Science - Materials Science Institute



University of Oregon
BS, Organic and Biochemistry

Skills & Endorsements

Product Development · 14

 Endorsed by **John Murray, who is highly skilled at this**

 Endorsed by **2 of Alan's colleagues at Ge Plastics Mfg. Co.**

R&D · 11

Ken Riddle and 10 connections have given endorsements for this skill

Polyurethane · 9

 Endorsed by **3 of Alan's colleagues at Willamette Valley Company**

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